Wachtell, Lipton, Rosen & Katz	**Cleary Gottlieb Steen & Hamilton LLP**
51 West 52nd Street	One Liberty Plaza
New York, NY 10019	New York NY 10006

October 31, 2014

<u>BY E-MAIL</u>

Michele M. Anderson, Esq.
Chief, Office of Mergers & Acquisitions

Amanda Ravitz, Esq.
Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medtronic Holdings Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed October 21, 2014
File No. 333-197406

Dear Ms. Anderson and Ms. Ravitz:

We write on behalf of our respective clients, Covidien plc ("<u>Covidien</u>") and Medtronic, Inc. ("<u>Medtronic</u>"), to address the position of the Staff of the Securities and Exchange Commission (the "<u>Staff</u>") that Rule 14a-4(a)(3) and the September 2004 Interim Fifth Supplement to Publicly Available Telephone Interpretations (the "<u>Telephone Interpretations</u>") may require an unbundled vote by Covidien's shareholders to approve or ratify the five-year waiver of preemptive rights (the "<u>Preemptive Rights Waiver</u>") that will be included in the articles of association of Medtronic plc ("<u>New Medtronic</u>"), the holding company that will succeed to Medtronic, in connection with the agreed acquisition of Covidien by Medtronic.

For the reasons set forth in the letter dated September 28, 2014 (a copy of which is attached for your convenience) (the "<u>Prior Letter</u>"), we believe that that the mere creation of a holding company acquiror does not, in and of itself, require unbundling with respect to differences between the organizational documents of the holding company and the target. Rather, where the holding company's organizational documents replicate those of the buyer (as is the case in the Medtronic/Covidien transaction), a separate vote by the target's shareholders on such differences is not required, just as in a situation in which a buyer is acquiring the target directly in a stock-for-stock transaction without forming a new holding company and the buyer's organizational documents are not changing, but there happen to be differences between the organizational documents of the buyer and the target. A different result is not only contrary to the Telephone Interpretations, but would lead to untenable results and would be inconsistent with precedent.

The purpose of this letter is to apply the analysis set forth in the Prior Letter to the Preemptive Rights Waiver, and, further, to explain why we believe that the Preemptive Rights Waiver in the articles of association of New Medtronic will not be material to the current shareholders of Covidien who will become shareholders of New Medtronic.

A.   Unbundling Analysis

The Medtronic articles of incorporation include a provision that explicitly denies to Medtronic shareholders preemptive rights, which otherwise would be available to them under Minnesota law. In preparing the New Medtronic articles of association, Medtronic sought to preserve the status quo of the existing Medtronic articles to the greatest extent permitted by Irish law. The New Medtronic articles therefore include a provision that waives preemptive rights, but requires the waiver to be renewed at least every five years by special resolution, as required by Irish law.

As noted in the Prior Letter, the "Stock-for-Stock Merger Interpretation" in the Telephone Interpretation states that "unbundling would not be required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company's charter and bylaws are not being changed in connection with the merger." Thus, if Medtronic were to acquire Covidien in a transaction involving the issuance of Medtronic shares to Covidien shareholders, there would be no question that Covidien shareholders would not be required to vote separately on approval of the preemptive rights waiver that is already a part of Medtronic's articles.

We believe that the fact that Medtronic chose to accomplish the acquisition by creating a new holding company with organizational documents that replicate the provisions currently applicable to Medtronic shareholders (to the extent so permitted by Irish law) should not lead to a different result. The issue is squarely addressed by the "Replicated Holding Company Interpretation" in the Telephone Interpretations:

> "Consistent with the analysis under "Applying the Unbundling Rule When a New Acquisition Vehicle Is Used," above, to the extent a public company acquiror forms a new acquisition vehicle to complete a merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required. For purposes of this interpretation, the public acquiring company would generally be the surviving company in the merger."

Here, Medtronic (the "public company acquiror") formed New Medtronic (the "new acquisition vehicle") to complete the acquisition of Covidien, and the Preemptive Rights Waiver in New Medtronic's articles of association is "the same or comparable" to the waiver in Medtronic's existing articles of incorporation.[1] Accordingly, a separate vote on the Preemptive Rights Waiver by Covidien shareholders is not required.

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[1] As explained in the Prior Letter, "[t]he last sentence of the Replicated Holding Company Interpretation does not mean that the buyer entity must remain the ultimate parent company following the merger—that would not be a situation in which a "new acquisition vehicle" was being used. Rather, that sentence simply instructs that, when a buyer forms a new holding company to implement a stock-for-stock acquisition, references to "acquiring public company" in the Stock-for-Stock Merger Interpretation should be read as references to the new holding company, which is the "surviving company", in the sense that both sets of shareholders will own stock in that company (rather than the buyer entity) following the merger."

B.   Consequences of the Staff's Position

We believe it is also important to consider the consequences of the Staff's position that Covidien shareholders have to vote separately on the Preemptive Rights Waiver, unless the provision is immaterial to Covidien shareholders.

If the Preemptive Rights Waiver is deemed material to Covidien shareholders, then the elimination of the waiver from the New Medtronic articles would necessarily be material to Medtronic shareholders. Requiring New Medtronic to give all its shareholders preemptive rights would not simply involve conferring a "free right" without adverse impact on current Medtronic shareholders; as explained in Part C below, it would hamper New Medtronic's ability to access the equity capital markets (while, as discussed in Part C, conferring no material benefit to Covidien shareholders, who will only own approximately 30% of New Medtronic). Eliminating the Preemptive Rights Waiver – in a circumstance where Medtronic is the acquiring party in a holding company stock-for-stock transaction, and its shareholders represent the overwhelming majority of the combined company's shareholder base – would thus clearly require an unbundled shareholder vote by existing Medtronic shareholders. Any other conclusion would suggest that the application of the unbundling rule turns on a value-based judgment as to whether a particular change is considered to be "pro-shareholder" or "anti-shareholder."[2]

Because the New Medtronic articles will either have to include the Preemptive Rights Waiver or not, we understand the Staff's position to leave the parties with two choices if the waiver is considered material:

1)   condition the transaction on Covidien shareholder approval of the Preemptive Rights Waiver;[3] or

2)   condition the transaction on Medtronic shareholder approval of the elimination of the Preemptive Rights Waiver;

in each case, in addition to separate approval of the transaction by both sets of shareholders.

As explained in the Prior Letter, we do not believe the unbundling rule can or should force parties to condition a transaction on an unbundled vote. Rather, the Telephone Interpretations state that "completion of a merger *may* be conditioned on separate shareholder approval of the merger transaction and of control-related or governance-related provisions reflected in a merger or other agreement." The fact that the parties would have no choice is a direct result of the Staff's position that the mere creation of a holding company necessitates a separate vote by the acquired company's shareholders on material differences between the organizational documents of the acquired company and those of the holding company—even where, as here, the relevant provision is "the same or comparable" to that of the acquiring company.

Many buyers and targets have materially different provisions in their organizational documents. As discussed above, these differences do not require any shareholder vote if the acquired company does not use a new acquisition vehicle. The consequence of the Staff's position, therefore, is that whenever there is a difference that is material to both sets of shareholders, the buyer

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[2] *See Greenlight Capital, L.P. v. Apple, Inc.*, Nos. 13 Civ. 900, 13 Civ. 976, 2013 WL 646547, at *9 (S.D.N.Y. Feb. 22, 2013).

[3] We assume that the Staff would not allow the vote of Covidien shareholders to be treated as advisory

cannot elect to use a holding company (even one that replicates the buyer's organizational documents) to accomplish the acquisition without also conditioning the transaction on separate approval by the target's shareholders of all such material differences (or separate approval by the buyer's shareholders of any material changes made to the new holding company's organizational documents in order to avoid a vote on the target side). We believe that this consequence is not required by, and in fact is inconsistent with, the Telephone Interpretations, and is contrary to long-standing and consistent practice.

C.   Rights Offering in the United States; Materiality of the Proposed Waiver Analysis

The Preemptive Rights Waiver (which by its terms lasts only five years) would not, in any event, result in a material detriment to Covidien shareholders.[4]

Shareholders of companies listed and traded in the United States (as each of Covidien, Medtronic and New Medtronic are or will be) and held widely and predominantly by U.S. investors (as also is or will be the case for each of the companies) are not generally afforded preemptive rights, either by law, on a mandatory basis, or by custom, as a basis for satisfying investor expectations and optimizing the capital-formation process. For a variety of reasons explained in more detail below, U.S. investors generally do not consider preemptive rights to be either a significant protection or a desirable opportunity—and, in fact, recognize that it is in their interest that companies have the flexibility to raise capital without having to first offer shares to existing shareholders, which would make it impossible for the issuer to be able to know, in advance and at the time, whether it would be able to take advantage of attractive financing windows, and might well cause it, and thus its shareholders, to miss those opportunities.

Preemptive rights at public U.S. companies are very rare; fewer than 20 companies in the S&P 500 afford shareholders preemptive rights. As further evidence of the fact that shareholders of U.S.-listed public companies attach little significance to preemptive rights, shareholder proposals at U.S.-listed companies seeking to make preemptive rights mandatory are virtually unknown, even in today's environment of extensive and transformative governance activism (in majority voting, classified boards, compensation practices, board composition, the prevalence of anti-takeover provisions in corporate charters, and many other areas). Indeed, we have been unable to identify a single shareholder proposal to grant preemptive rights at any S&P 500 company in the last ten years. Equally absent is any academic or practitioner commentary suggesting that the U.S. capital markets and public company shareholders would be advantaged by preemptive rights, or advocating for reform in this aspect of typical U.S. public company governance or capital markets activity. U.S. shareholders generally want companies to be able to access the capital markets quickly, which preemptive rights prevent, given the relatively expensive and time-consuming process of undertaking a registered rights offering. Notably, registered rights offerings represent less than 1% of the number of registered equity offerings in the U.S. for more than $50 million since 2009.

The only effect of preemptive rights is to allow a shareholder to maintain its percentage interest in a company by purchasing its proportionate share of equity issued in any offerings by the company. But many existing shareholders will not have the desire to increase the amount of capital they have committed to a company merely to retain their percentage interest in the company. And particularly at large public companies with widely dispersed ownership, such as New Medtronic

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[4] We note that the Telephone Interpretations state that a vote on a charter provision may be required "[u]nless <u>the company</u> whose shareholders are voting on a merger or acquisition transaction determines that the affected provisions in question are immaterial."

(which is expected to have an equity market capitalization in excess of $100 billion), virtually all shareholders consider their specific percentage interest in the company to be meaningless, as even a very large dollar investment will represent an ownership interest without any real control power.

To the extent there is a shareholder that wishes to maintain its percentage interest in the company for any reason, the large and liquid public float the company will have on the New York Stock Exchange ("NYSE") would allow the shareholder to simply buy shares in the market. Similarly, index funds which may want to increase their ownership slightly in connection with an equity issuance by a company don't seek preemptive rights; they can easily rely on the liquidity of the U.S. market to purchase shares. U.S. shareholders simply do not typically rely on preemptive rights to protect themselves from potentially dilutive issuances, but rather rely on accepted capital markets norms and the fiduciary obligations of disinterested directors to make decisions in the best interests of the company and all of its shareholders, including in regards to the issuance of additional equity. Even where a company might pursue what a shareholder perceives as a below-market offering in a public transaction, the shareholder could generally simply participate in that offering to whatever extent it desires.[5]

In addition, the listing rules of the NYSE, on which Covidien and Medtronic shares are listed and New Medtronic shares are expected to be listed, afford other protections against transactions that would have a potentially undesirable impact on shareholders, or be highly dilutive to shareholders, including large blockholders. Rule 312.03 of the NYSE Listed Company Manual requires a shareholder vote in connection with equity issuances involving 20% or more of the common stock or voting power of an issuer (subject to certain exceptions as discussed below), issuances to related parties, and issuances in connection with a change of control transaction. The NYSE rules themselves (see Rule 312.03(c)(2) of the NYSE Listed Company Manual) recognize the need for public companies to be able to access the capital markets in a timely manner, as the shareholder approval requirement does not apply to transactions involving a public offering for cash or a *bona fide* private financing for cash (subject to specified requirements). The NYSE rules afford shareholders in NYSE-listed companies protections against potentially dilutive or otherwise undesirable transactions that might be ring-fenced in other capital markets by systems such as preemptive rights. For an NYSE-listed company to also have preemptive rights would not afford additional protection, but would in fact negatively impact shareholders by limiting the ability of the company to access the equity capital markets in non-abusive transactions, without going through a burdensome registration and offering process, to afford shareholders a subscription right to which they are not accustomed and which would not likely be of interest in light of the absence of institutional infrastructure among U.S. investment managers to consider and respond to rights offerings by NYSE-listed companies.

For all of the foregoing reasons, preemptive rights are simply not something that investors in large U.S.-listed public companies like Covidien, Medtronic or New Medtronic expect or desire. Even were a separate vote required by Covidien shareholders with respect to differences between the Covidien articles and the New Medtronic articles that are not immaterial, the Preemptive Rights Waiver would not require such a vote, as the Preemptive Rights Waiver is simply not material to Covidien shareholders.

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[5] The ability of a shareholder of an already public company to increase its investment by purchasing in the market or potentially in the offering, without having to resort to preemptive rights, is to be contrasted with an initial public offering, in which an investor is either entitled to participate or not, and the secondary market trading price may quickly be far higher than the IPO price.

*   *   *   *   *

For the reasons set out above, we believe that the Telephone Interpretations provide that the mere creation of a holding company does not necessitate a separate vote by the shareholders of an acquired company on material differences between the organizational documents of the acquired company and those of the holding company; that a contrary interpretation would both lead to impossible results and be unprecedented; and that the Preemptive Rights Waiver is not material to the Covidien shareholders in any event. Therefore, a separate vote by Covidien shareholders on the Preemptive Rights Waiver is not required.

We hope that this response adequately addresses the Staff's comment, and appreciate the attention and assistance of the Staff. If the Staff is not in agreement with our conclusion that no separate vote by Covidien shareholders is required, we would request the opportunity to discuss these matters in person at the offices of the Commission, at the Staff's early convenience. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Emmerich, counsel for Covidien, at (212) 403-1234 or Victor Lewkow, counsel for Medtronic, at (212) 225-2370.

Sincerely,





Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP

cc: Bradley E. Lerman, Esq.
General Counsel, Medtronic Holdings Limited
Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.

John H. Masterson, Esq.
Senior Vice President and General Counsel, Covidien plc

John W. Kapples, Esq.
Vice President and Corporate Secretary, Covidien plc

Alan L. Beller, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Benjamin M. Roth, Esq.
Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz

September 28, 2014

BY E-MAIL

Amanda Ravitz, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medtronic Holdings Limited
Amendment No. 2 to Registration Statement on Form S-4
Filed July 14, 2014
File No. 333-197406

Dear Ms. Ravitz:

We write on behalf of Covidien plc ("Covidien") following our recent discussion regarding the comment of the Staff of the Securities and Exchange Commission (the "Staff") that Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (the "Telephone Interpretations") may require an unbundled vote by Covidien's shareholders on certain provisions of the articles of association of Medtronic plc ("New Medtronic") in connection with the proposed acquisition of Covidien by Medtronic, Inc. ("Medtronic"). As

we explained, we believe that the mere creation of a holding company as a part of the acquisition mechanic does not necessitate a separate vote by the shareholders of an acquired company on material differences between the organizational documents of the acquired company and those of the holding company. Rather, the Telephone Interpretations provide that, even where there may be such differences, such a vote is not required by the shareholders of the acquired company (Covidien) to the extent that the organizational documents of the new acquisition vehicle for the combined businesses (New Medtronic) are "the same or comparable" to those of the acquiring company (Medtronic); a contrary interpretation would both lead to impossible results and be unprecedented. This letter is intended to provide a more complete explanation of our position.

A. The Telephone Interpretations

For purposes of this analysis, we believe it is helpful to break the Telephone Interpretations into four parts, presented in the same order in which they appear in the Telephone Interpretations, and consider each part in turn.

1. The Basic Applicability Interpretation

The first key part of the Telephone Interpretations is the following, which we refer to as the "Basic Applicability Interpretation":

> "***Applying the Unbundling Rule to Merger and Acquisition Transactions***
>
> Merger and acquisition transactions can raise complex issues in the application of Rule 14a-4(a)(3). It is sometimes necessary in merger and acquisition transactions to determine when charter, bylaw or similar provisions that will become applicable as a result of a transaction need to be set out as separate proposals. Unless the company whose shareholders are voting on a merger or acquisition transaction determines that the affected provisions in question are immaterial, those provisions should be set out as separate proposals apart from the merger or acquisition transaction where:
>
> - the provisions in question were not previously part of the company's charter or bylaws;
> - the provisions in question were not previously part of the charter or bylaws of a public acquiring company; *and*
> - state law, securities exchange listing standards, or the company's charter or bylaws would require shareholder approval of the proposed changes if they were presented on their own."

These three criteria are presented in the conjunctive. Thus, assuming that the third bullet point above is satisfied, the practical impact of the first two criteria is that (1) a *buyer* is only required to present as a separate proposal a material change to its existing charter or bylaws and (2) a *target* is only required to present as a separate proposal a material change that is not contained in the existing charter or bylaws of *either* the target or the buyer. Thus, if no material change is being made to buyer's organizational documents, neither set of shareholders should have an unbundled vote. As we describe below, the use of a new acquisition vehicle with organizational

documents that replicate those of the buyer should not result in a different outcome. To do otherwise would allow form to prevail over substance.

>   2.   *The New Acquisition Vehicle Interpretation*

The second key part of the Telephone Interpretations is the following, which we refer to as the "New Acquisition Vehicle Interpretation":

> "***Applying the Unbundling Rule When a New Acquisition Vehicle Is Used***
>
> It is common in merger and acquisition transactions for the parties to form a new entity to act as the acquisition vehicle and be the surviving company. Where provisions effecting the types of changes discussed above have been included in the new company's governing instruments as part of the incorporation process for purposes of the merger (and thus would not otherwise be voted on by the public shareholders), application of the unbundling rule requires that those provisions be set out as separate proposals, except as described below. To determine that shareholders are not actually approving the proposals under these circumstances would allow form and timing to prevail over substance and defeat the purpose of the rule. Rule 14a-4(a)(3) and the Commission release adopting the unbundling rule (Exchange Act Release No. 31326, October 16, 1992, Section II.H.) make it clear that shareholders should be provided the opportunity, via the form of proxy, to communicate their views to the board of directors on each of the separate matters."

It is important to understand that the "new acquisition vehicle" referred to above is *not* a subsidiary formed by a buyer to acquire a target by way of a triangular merger. The governing instruments of such a "Merger Sub" are irrelevant to both sets of shareholders, because no shareholder ever receives securities of the Merger Sub in a triangular merger; instead, the target's shareholders receive stock of the buyer itself. The Merger Sub is at all times a wholly owned subsidiary of the buyer, both before and after the transaction.

The "new entity" referred to in the New Acquisition Vehicle Interpretation, then, is an entity that will become the ultimate parent company of *both* parties to the merger. That entity is the "surviving company" in the sense that it is the entity in which shareholders will actually hold securities upon completion of the transaction. What the New Acquisition Vehicle Interpretation says is that parties cannot circumvent the unbundling requirement merely by using a newly formed holding company and inserting provisions in its organizational documents that would have required an unbundled vote if such provisions instead had been inserted into the buyer's organizational documents as a part of the merger, and approved by the buyer's shareholders in a unitary vote on the merger transaction where the buyer was itself the "surviving company". In other words, the unbundling analysis when a new acquisition vehicle is used should be identical to the unbundling analysis described above under Part A.1 above.

3. The Stock-for-Stock Merger Interpretation

The next key part of the Telephone Interpretations is the following, which we refer to as the "Stock-for-Stock Merger Interpretation":

> "***Certain Situations When Unbundling May Not Be Required***
>
> As described above, unbundling would not be required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company's charter and bylaws are not being changed in connection with the merger. Unbundling a provision of the acquiring public company's charter or bylaws on the acquired company's form of proxy where the above conditions exist would be tantamount to the unnecessary re-approval or ratification of a public company's pre-existing charter or bylaw provisions."

The Stock-for-Stock Merger Interpretation makes the simple point that when a buyer issues its stock to target shareholders and does not change its organizational documents in connection with the transaction, the fact that there are differences between the organizational documents of the buyer and the target will not require an unbundled vote by the target's shareholders, no matter how material such differences are. For example, if a buyer with a classified board acquires a target that does not have a classified board in a stock-for-stock deal, the target's shareholders would not be separately asked whether they approve having a classified board—the target shareholders would simply vote on the merger, and if the merger was approved, they would become shareholders of a company with a classified board (or formed under the laws of a different domestic or foreign jurisdiction, or varying as to rights and privileges of shareholders in any other respect, as the case may be). Of course, as has been set out in the preliminary proxy statement/prospectus for the proposed acquisition of Covidien by Medtronic, the shareholders of the acquired company should be and customarily are informed of the consequences of the proposed transaction in all material respects, including as to their rights as shareholders in the surviving company, so that their voting decision as to the proposed transaction will be fully informed.

4. The Replicated Holding Company Interpretation

The final key portion of the Telephone Interpretations, which immediately follows the Stock-for-Stock Interpretation in the same paragraph and which we refer as the "Replicated Holding Company Interpretation", is the following:

> "Consistent with the analysis under "Applying the Unbundling Rule When a New Acquisition Vehicle Is Used," above, to the extent a public company acquiror forms a new acquisition vehicle to complete a merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required. For purposes of this interpretation, the public acquiring company would generally be the surviving company in the merger."

We believe that what this means is that when a buyer chooses to implement a stock-for-stock acquisition by creating a new holding company in which both sets of shareholders will receive stock, rather than having the buyer issue stock directly to the target's shareholders, and the new holding company's organizational documents replicate those of the buyer, the fact that there are differences between the organizational documents of the holding company and those of the target will not require an unbundled vote by the target's shareholders.

As with the New Acquisition Vehicle Interpretation, the "new acquisition vehicle" referred to in the Replicated Holding Company Interpretation is not a Merger Sub, but rather is a newly formed holding company in which both sets of shareholders will receive stock. The last sentence of the Replicated Holding Company Interpretation does not mean that the buyer entity must remain the ultimate parent company following the merger—that would not be a situation in which a "new acquisition vehicle" was being used. Rather, that sentence simply instructs that, when a buyer forms a new holding company to implement a stock-for-stock acquisition, references to "acquiring public company" in the Stock-for-Stock Merger Interpretation should be read as references to the new holding company, which is the "surviving company", in the sense that both sets of shareholders will own stock in that company (rather than the buyer entity) following the merger. In other words, the Stock-for-Stock Merger Interpretation would read as follows:

> As described above, unbundling would not be required if an acquired company will be merging into a public company and (1) the [new holding company] has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the [new holding company's] charter and bylaws are not being changed in connection with the merger *[i.e., they merely replicate the buyer's charter and bylaws]*.

The Replicated Holding Company Interpretation ensures that the unbundling analysis does not turn merely on the formality of whether the buyer chose to create a new replicated holding company to implement the acquisition. For example, if a buyer with a classified board wishes to acquire a target without a classified board in a stock-for-stock transaction, the target's shareholders would not be separately asked separately whether to approve a classified board, regardless of whether the buyer entity itself acquired the target or instead created a new holding company with organizational documents that replicated those of the buyer.

B.   Consequences of a Contrary Interpretation

We believe it is also important to consider the consequences of a contrary interpretation of the unbundling rule, which would require the target's shareholders to vote separately on differences between the target's organizational documents and the new holding company's, even if the holding company's organizational documents are "the same or comparable" to the buyer's.

A key element of the unbundling analysis is that it is up to the parties to decide whether or not to cross-condition approval of a transaction on approval of an unbundled change to organizational documents in connection with a transaction. The Telephone Interpretations state that "the application of the unbundling rule to merger and acquisition transactions does not affect *the ability* of contracting parties to condition completion of a transaction on shareholder approval of the separate proposals. For example, completion of a merger *may* be conditioned on separate shareholder approval of the merger transaction and of control-related or governance-related provisions reflected in a merger or other agreement." By way of illustration, assume that a buyer wishes to effect a stock-for-stock acquisition of a target, that *neither party* has a classified board, and that the buyer wishes to implement a classified board in connection with a transaction. Under a conventional unbundling analysis, the change to a classified board must be presented as a separate vote for both buyer and target shareholders, and the parties can choose to either (1) condition the merger on approval of the classified board (such that if the classified board is not approved, the merger will not close even if the merger is approved), or (2) not cross-condition the proposals (such that if the merger is approved but the classified board is not, the merger will close but the combined company will not have a classified board). The same would be true regardless of whether the buyer entity remained the ultimate parent company following the transaction or a new holding company was created, because the key fact is that *a material change is being made to the buyer's governing documents in connection with the transaction*.

That example stands in stark contrast to a situation in which a buyer creates a *holding company with organizational documents that replicate those of the buyer*. Assume that in such a situation the buyer (and therefore the holding company) has a classified board and the target does not. Under an interpretation in which the mere creation of a new holding company required the target's shareholders to separately approve both the merger and the classified board, the parties could be put in an impossible situation. Recall that the classified board is part of the holding company's organizational documents precisely because the buyer already has a classified board, and therefore *eliminating the classified board would require the approval of the buyer's share-holders*. Therefore, there are only two alternatives in such a situation: either (1) the transaction *must* be conditioned on target shareholder approval of both the merger and the classified board (otherwise, if the target's shareholders voted against the classified board, the merger could not close unless the buyer's shareholders also voted to eliminate the classified board) or (2) the target shareholder vote on the classified board would have to be considered advisory (*i.e.*, if the target's shareholders approved the merger but not the classified board, the merger would close and the new holding company would still have a classified board). Unlike the conventional unbundling situation, *the parties could not choose not to condition the transaction on approval of the change to the governing documents while giving effect to the shareholders' vote on the change*.

We searched for examples of public company acquisitions in the past ten years involving stock consideration and the creation of a new holding company, where the organizational documents of the new holding company were materially different from those of the target and the proxy statement was reviewed by the Staff. We identified eight such transactions. In none of them did the target's shareholders vote on the differences between the organizational documents of the holding company and those of the target, despite the presence of obvious material differences between the two that were disclosed in the comparison of shareholder rights section of the relevant proxy statement. And in none of them did the Staff even comment that the shareholders of the acquired company should be asked to do so.[1] In fact, in the Eaton/Cooper transaction,

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[1] The relevant transactions are: the acquisition of Cooper Industries plc by Eaton Corporation in 2012 (Cooper had a classified board of directors; New Eaton did not); the acquisition of Knight Capital Group, Inc. by GETCO Holding Company, LLC in 2013 (different standards for the removal of directors); the acquisition of Virgin Media Inc. by Liberty Global, Inc. in 2013(different standards for the removal of directors); the acquisition of Elan Corporation plc by Perrigo Company in 2013 (New Perrigo's articles contained extensive advance notice requirements for share-holder proposals to be properly brought before a meeting; Elan's articles contained no advance notice provisions whatsoever); the acquisition of Medco Health Solutions, Inc. by Express Scripts, Inc. in 2011 (different thresholds for shareholders' ability to call special meetings; Medco did not opt out of DGCL § 203, whereas New Express Scripts did); the acquisition of Florida Rock Industries, Inc. by Vulcan Materials Company in 2007 (different thresholds for shareholders' ability to call special meetings); the acquisition of Cinergy Corp. by Duke Energy Corporation in 2006 (different standards for the removal of directors); and the acquisition of Image Entertainment, Inc.

which was structured identically to the Medtronic/Covidien transaction, the Staff issued unbundling comments with respect to differences between the governing documents of Eaton Corporation and Eaton Corporation plc, but did not issue any unbundling comments with respect to differences between the governing documents of Eaton Corporation plc and Cooper Industries plc.

C.   Conclusion

For the reasons set out above, we believe that that the mere creation of a holding company does not, in and of itself, require unbundling with respect to differences between the organizational documents of the holding company the target. Rather, where the holding company's organizational documents replicate those of the buyer (as is the case in the Medtronic/Covidien transaction), a separate vote by the target's shareholders on such differences is not required, just as in a situation where a buyer's organizational documents are not changing in connection with a stock-for-stock transaction, but there happen to be differences between the organizational documents of the buyer and the target. A different result is not only contrary to the Telephone Interpretations, but would lead to untenable results and would be inconsistent with precedent.

<p style="text-align:center">*   *   *</p>

We hope that these response adequately address the Staff's comment and would welcome the opportunity to discuss these matters further at the Staff's convenience. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at 212-403-1005, Adam O. Emmerich at 212-403-1234 or Benjamin M. Roth at 212-403-1378.

Sincerely,

Victor Goldfeld

cc: Bradley E. Lerman, Esq.
     General Counsel, Medtronic Holdings Limited
     Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.

     John H. Masterson, Esq.
     Senior Vice President and General Counsel, Covidien plc

     Victor I. Lewkow, Esq.
     Matthew P. Salerno, Esq.
     Cleary Gottlieb Steen & Hamilton LLP

     Adam O. Emmerich, Esq.
     Benjamin M. Roth, Esq.
     Wachtell, Lipton, Rosen & Katz

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by RLJ Acquisition, Inc. in 2012 (any amendments to Image's bylaws require at least 2/3 shareholder approval; all amendments to New RLJ bylaws require only majority shareholder approval).